Mail Stop 3561

April 29, 2008

Mr. Michael Johnson
Chief Financial Officer
Analytical Surveys, Inc.
665 Martinsville Road
Basking Ridge, New Jersey 07920

     Re: **Analytical Surveys, Inc.**
               Item 4.01 Form 8-K
               Filed April 3, 2008
               File No. 000-13111

Dear Mr. Johnson:

     We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant